STREETEX CORP.

Handelstr. 1,

Linkenheim-Hochstetten, Germany 76351

Tel.: (725) 210-5515

Email: streetexcorp@yahoo.com

February 22, 2021

Mr. Scott Anderegg

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Streetex Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 8, 2021

File No. 333-249576

Dear Mr. Anderegg,

Streetex Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated February 12, 2021 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on February 8, 2021.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

Amedment No. 2 to Registration Statement on Form S-1

Future sales by existing stockholders, page 27

1. Please revise your disclosure to reflect the resale restrictions on existing shareholders in accordance with Rule 144(i) because you are a shell company.

Response: We have revised our disclosure to reflect the resale restrictions on existing shareholders in accordance with Rule 144(i) because we are a shell company.

Please direct any further comments or questions you may have to the company at streetexcorp@yahoo.com

Sincerely,

/S/ Stefan Dubs

Stefan Dubs, President